                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                        (AMENDMENT NO. 1/FINAL AMENDMENT)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  IMAGICTV INC.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   45247E 10 7
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                                 (CUSIP Number)

                                CAREY J. DIAMOND
                            C/O CJD INVESTMENTS INC.
                             22 ST. CLAIR AVE EAST,
                     SUITE 1010, TORONTO, ON M4T 2S3 CANADA
                                 (416) 961-5355
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 RODNEY L. MOORE
                             VINSON & ELKINS L.L.P.
                          2001 ROSS AVENUE, SUITE 3800
                               DALLAS, TEXAS 75201
                                 (214) 220-7781

                                 APRIL 30, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))


                                     Page 1
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CUSIP No. 45247E 10 7

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          CJD Investments Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          N/A
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
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                                             7       SOLE VOTING POWER
                 NUMBER OF                               -0-
                  SHARES                     -----------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY                                -0-
                   EACH                      -----------------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON                                 -0-
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                         -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          -0-

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IV; CO
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                                     Page 2

CUSIP No. 45247E 10 7

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Carey J. Diamond
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                             -0-
                  SHARES                     -----------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY                              -0-
                   EACH                      -----------------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON                               -0-
                   WITH                      -----------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          -0-

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed by CJD Investments Inc., a corporation existing under the laws of Ontario, Canada ("CJD"), and Carey J. Diamond ("Mr. Diamond" and, together with CJD, the "Reporting Persons"). This Amendment amends the cover pages and Item 5 contained in the Reporting Persons' Schedule 13D filed April 2, 2003 (the "Original
Schedule 13D"). The remaining Items of the Original Schedule 13D remain unchanged (except to the extent the consummation of the Arrangement as described in Item 5 below may be deemed to supplement or modify such Items). Capitalized terms used but not defined herein and defined in the Original Schedule 13D shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a) and (b). On April 30, 2003, the Arrangement (as defined in Item 4.) was consummated and became effective. Upon the effectiveness of the Arrangement, Alcatel acquired all of the outstanding Common Shares that Alcatel and its affiliates did not already own, including without limitation the Common Shares owned directly by CJD and each of the other Distributees. As a result, on April 30, 2003, each Reporting Person (and each of the other Distributees) ceased to own of record or beneficially any Common Shares.

         (c) Except as described in Item 4. and above in this Item 5., the text of each of which is incorporated herein by reference, during the last 60 days there were no transactions in the Common Shares effected by the Reporting Persons. On April 30, 2003, pursuant to the Arrangement Alcatel acquired the Common Shares owned by CJD and the other Distributees as follows:

                                                No. of Common Shares
              Distributees                           Disposed of
              ------------                      --------------------
        Soncastle Holdings Ltd.                       616,232
        CJD Investments Inc.                          616,232
        Maplecastle Holdings Ltd.                     616,231
        Jeskolari Holdings Inc.                       616,232

         Alcatel paid 0.158517 Alcatel Class A American Depository Shares for each Common Share acquired pursuant to the Arrangement.

         (d) None, as a result of the consummation of the Arrangement.

         (e) The Reporting Persons ceased to beneficially own 5% of the Common Shares on April 30, 2003, as a result of the consummation of the Arrangement. See response to Items 5.(a) and (b) above.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                CJD INVESTMENTS INC.

Date: May 20, 2003                              By:    /s/ Carey J. Diamond
      ------------                                     --------------------
                                                Name:  Carey J. Diamond
                                                Title: President


Date: May 20, 2003                                     /s/ Carey J. Diamond
      ------------                                     --------------------
                                                       Carey J. Diamond